UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                              DIOMED HOLDINGS, INC.
                              ---------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25454R207
                                    ---------
                                 (CUSIP Number)


                                 Mr. Ajmal Khan
                      c/o Verus International Group Limited
                               20 West 55th Street
                            New York, New York 10019
                            ------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 9, 2003
                                  -------------
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 25454R207
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Ajmal Khan
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada and United Kingdom
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER              1,768,591*
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER         1,768,891*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       1,768,591*
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW     |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  5.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------
*Through his position as the majority owner of Verus International Group Limited and Verus Investment Holdings, Inc., Mr. Khan has the power to dispose of or direct the disposition of the shares of Common Stock. As a result, Mr. Khan may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Mr. Khan disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 25454R207
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Verus International
                IDENTIFICATION NO. OF ABOVE PERSON           Group Limited
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER              125,900
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER         125,900
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       125,900
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW     |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  0.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 25454R207
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Verus Investment
                IDENTIFICATION NO. OF ABOVE PERSON           Holdings, Inc.
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER              1,642,691
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER         1,642,691
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       1,642,691
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW     |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  5.5%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     CO
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

This Amendment No. 6 to the Schedule 13D, dated February 14, 2002, of Diomed Holdings, Inc., a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 1 Dundee Park, Andover, MA 01810.

ITEM 2.    IDENTITY AND BACKGROUND.

(I) AJMAL KHAN

(a) This statement is being filed on behalf of Ajmal Khan, an individual and majority owner of Verus International Group Limited and Verus Investment Holdings, Inc.

(b) The business address of Mr. Khan is c/o Verus International Group Limited, 20 West 55th Street, New York, New York 10019.

(c)  Mr. Khan's principal occupation is private investor.

(d)-(e) During the last five years Mr. Khan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Khan holds Canadian and United Kingdom citizenships.

(II) VERUS INTERNATIONAL GROUP LIMITED

This statement is being filed on behalf of Verus International Group Limited ("Verus International"), a British Virgin Islands corporation. Verus International is engaged in investment holdings. The address of Verus International's principal office is 20 West 55th Street, New York, New York 10019.

(d)-(e) During the last five years no executive officer, director, or control person of Verus International has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(III) VERUS INVESTMENT HOLDINGS INC.

This statement is being filed on behalf of Verus Investment Holdings, Inc. ("Verus Investment"), a British Virgin Islands corporation. Verus Investment is engaged in investment holdings. The address of Verus Investment's principal office is 20 West 55th Street, New York, New York 10019.

(d)-(e) During the last five years no executive officer, director, or control person of Verus Investment has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

(I) AJMAL KHAN

On June 9, 2003, Mr. Khan sold 307,900 shares of Common Stock that he beneficially owns as the majority owner of Verus Investment through open market sales.

(II) VERUS INTERNATIONAL GROUP LIMITED

On June 9, 2003, Verus International sold 200,000 shares of Common Stock that it beneficially owns through open market sales.

(III) VERUS INVESTMENT HOLDINGS, INC.

On June 9, 2003, Verus Investment sold 107,900 shares of Common Stock that it beneficially owns through open market sales.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(I) AJMAL KHAN

(a) As of the date of this report, Mr. Khan, through his majority ownership of Verus International and Verus Investment, beneficially owns an aggregate of 1,768,591 shares of Common Stock, which represents 5.9% of the Issuer's Common Stock.

(b) As of the date of this report, Mr, Khan has the sole power to vote or direct the voting of, or dispose or direct the disposition of 1,768,591 shares of the Issuer's Common Stock.

(c) Since the most recent filing on Schedule 13D, Mr. Khan, other than the transaction described herein, has sold shares of the Common Stock of the Issuer in open market transactions on the [American Stock Exchange] as indicated under
(ii)(c) and (iii)(c) below.

(d) Not applicable.

(e) Mr. Khan remains the beneficial owner of more than 5% of the class of securities described herein.

(II) VERUS INTERNATIONAL GROUP LIMITED

(a) As of the date of this report, Verus International, beneficially owns an aggregate of 125,900 shares of Common Stock, which represents 0.4% of the Issuer's Common Stock.

(b) As of the date of this report, Verus International has the sole power to vote or direct the voting of, or dispose or direct the disposition of 125,900 shares of the Issuer's Common Stock.

(c) Since the most recent filing on Schedule 13D, Verus International has sold shares of the Common Stock of the Issuer in open market transactions on the American Stock Exchange as follows:

----------------------- -------------------------- -----------------------------
        Date                 No. of Shares Sold           Price Per Share
----------------------- -------------------------- -----------------------------
      6/5/2003                     75,000                     $0.48
----------------------- -------------------------- -----------------------------


(d) Not applicable.

(e) Verus International ceased to be a beneficial owner of more than 5% of the class of securities described herein on May 27, 2003.

(III) VERUS INVESTMENT HOLDINGS, INC.

(a) As of the date of this report, Verus Investment, beneficially owns an aggregate of 1,642,691 shares of Common Stock, which represents 5.5% of the Issuer's Common Stock.

(b) As of the date of this report, Verus Investment has the sole power to vote or direct the voting of, or dispose or direct the disposition of 1,642,691 shares of the Issuer's Common Stock.

(c) Since the most recent filing on Schedule 13D, Verus Investment, other than the transaction described herein, has sold shares of the Common Stock of the Issuer in open market transactions on the American Stock Exchange as follows:

----------------------- -------------------------- -----------------------------
        Date                No. of Shares Sold            Price Per Share
----------------------- -------------------------- -----------------------------
      6/5/2003                    4,800                       $0.43
----------------------- -------------------------- -----------------------------
      6/5/2003                   63,700                       $0.43
----------------------- -------------------------- -----------------------------
      6/5/2003                    5,600                       $0.44
----------------------- -------------------------- -----------------------------
      6/5/2003                   25,900                       $0.43
----------------------- -------------------------- -----------------------------
      6/6/2003                   52,400                       $0.38
----------------------- -------------------------- -----------------------------
      6/6/2003                    8,300                       $0.38
----------------------- -------------------------- -----------------------------
      6/6/2003                    6,300                       $0.38
----------------------- -------------------------- -----------------------------
      6/6/2003                    5,000                       $0.38
----------------------- -------------------------- -----------------------------
      6/6/2003                   20,000                       $0.38
----------------------- -------------------------- -----------------------------


                                       8


      6/6/2003                    1,000                       $0.38
----------------------- -------------------------- -----------------------------
      6/6/2003                    5,000                       $0.38
----------------------- -------------------------- -----------------------------
      6/6/2003                    2,000                       $0.38
----------------------- -------------------------- -----------------------------


(d) Not applicable.

(e) Verus Investment remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 25, 2004              VERUS INVESTMENT HOLDINGS, INC.



                                     By: /s/ Ajmal Khan
                                         --------------------------------------
                                     Name:  Ajmal Khan
                                     Title: Authorized Representative



                                     VERUS INTERNATIONAL GROUP LIMITED



                                     By: /s/ Ajmal Khan
                                         ---------------------------------------
                                     Name:  Ajmal Khan
                                     Title: Authorized Representative



                                     /s/ Ajmal Khan
                                     ------------------------------------------
                                     Ajmal Khan

                                                                       EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D Amendment No. 6 (including any additional amendments thereto) with respect to the Common Stock of Diomed Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of October, 2004.

                                     VERUS INVESTMENT HOLDINGS, INC.



                                     By: /s/ Ajmal Khan
                                     ------------------------------------------
                                     Name:  Ajmal Khan
                                     Title: Authorized Representative



                                     VERUS INTERNATIONAL GROUP LIMITED



                                     By: /s/ Ajmal Khan
                                     ------------------------------------------
                                     Name:  Ajmal Khan
                                     Title: Authorized Representative



                                     /s/ Ajmal Khan
                                     ------------------------------------------
                                     Ajmal Khan


                                       i